Exhibit 3.3

ARTICLES OF AMENDMENT
OF CREATIVE REALITIES, INC.

The Undersigned, Chief Executive Officer of Creative Realities, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation’s Board of Directors and shareholders pursuant to the provisions of the Minnesota Business Corporation Act (the “Act”):

1. The name of the Corporation is: Creative Realities, Inc.

2. Article 3 of the Corporation’s Articles of Incorporation, as amended, is hereby amended by adding the following new paragraph “D” as follows:

D. Effective upon the later of (i) October 18, 2018 or (ii) the filing of the Articles of Amendment approved by the shareholders of the Corporation at a special meeting held on August 7, 2018 (the “Effective Time”), the issued and outstanding common stock of the Corporation shall be combined on a 1-for-30 basis such that, at the Effective Time, every 30 shares of common stock outstanding immediately prior to the Effective Time shall be combined into one share of common stock. This share combination will be effected through the exchange and replacement of certificates representing issued and outstanding shares of common stock as of the Effective Time, together with immediate book-entry adjustments to the stock register of the Corporation maintained in accordance with the Act. In the event that the share combination would result in a shareholder being entitled to receive less than a full share of common stock, the fractional share that would so result shall be rounded up to the nearest whole share of common stock. The par value of each share of issued and outstanding common stock shall not be affected by the share combination.

3. These Articles of Amendment were adopted pursuant to the Act.

In Witness Whereof, the undersigned has set his hand as of October 17, 2018.

/s/ Richard Mills
Richard Mills, Chief Executive Officer